

September 6, 2012

Via E-Mail
Mr. Darren DeRosa
Chief Executive Officer
Sterling Consolidated Corp.
1105 Green Grove Road
Neptune, NJ 07753

>   **Re: Sterling Consolidated Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 10, 2012**
>   **File No. 333-183246**

Dear Mr. DeRosa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 3,536,873 shares of common stock for resale by the selling security holders. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction.

   For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website. Note that we may have additional comments on your analysis and may request additional disclosures upon review of your response. Alternatively, please consider significantly reducing the number of shares that you are registering for resale.

Registration Statement's Facing Page

2. The calculation of registration fee table and elsewhere indicate that Sterling is registering 3,536,873 shares of common stock, but the aggregate number of shares of common stock reflected in footnote (1) to the table is 3,536,373 shares of common stock. Additionally, the table in the selling security holders section indicates that the aggregate number of shares to be offered is 3,536,873, but it appears that the aggregate number of shares to be offered based on the number of shares included in the shares to be offered column is 3,526,873. Please reconcile disclosures throughout the registration statement so that the aggregate number of shares to be offered is consistent.

The Offering, page 2

3. It appears that 3,536,873 shares of common stock represent 9.57% of the outstanding shares of common stock before the offering. After you reconcile disclosures so that they are consistent throughout the registration statement on the aggregate number of shares to be offered, please ensure that the percentage of the outstanding shares of common stock before the offering that it represents is accurate.

Loss of Key Suppliers Could Decrease Our Sales Volumes…, page 5

4. Disclosure that you do not have long term contracts with most of your suppliers is inconsistent with disclosure on page 19 in the business section that you do not have any long term contracts with any of your suppliers. Please reconcile the disclosures.

The Development of Alternatives to Steel Product Distributors … , page 5

5. This risk factor subheading does not clearly relate to the risk that follows. Please revise to clarify.

Selling Security Holders, page 13

6. In the first paragraph of this section, please provide additional information regarding the transactions in which the securities offered for resale were sold to the selling security holders so that it is possible to confirm where these transactions are disclosed in Item 15. Recent Sales of Unregistered Securities. Please also clarify who Oceanview Acquisition Corp. is, what the material terms of that transaction were, and where this transaction is disclosed in Item 15.

7. Disclosure that none of the selling shareholders or their beneficial owners has ever been one of our officers or directors or an officer or director of our predecessors or affiliates is inconsistent with disclosure in the table that Sterling's directors and officers, Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester, are selling security holders. Please revise.

8. Disclose the relationship, if any, of all selling security holders who have the same surname. For example, refer to Sally Chichester and Scott Chichester. We note the disclosure on page 33 that Ms. Chichester is Mr. Chichester's mother.

9. For any selling security holder that is a legal entity, identify the natural person or persons having voting or investment control or both of the shares of common stock held by that selling security holder. For example, refer to Maranz Inc.

10. Tell us why Chichester Associates, Inc. is listed twice rather than once in the table as a selling security holder. If this is because it participated in more than one offering, please include by footnote, table subheadings, or otherwise the offering(s) in which each of the selling shareholders acquired their shares. We note that it appears that you have arranged the table by offering, based on the numbers of shares shown and your references in the first paragraph of this section.

11. We note that note (1) to the table indicates that Sally Chichester has beneficial ownership of the 333 shares that Chichester Associates, Inc. is offering for resale. Please clarify whether (i) these are the same 333 shares that are attributed to her individually in the table, and (ii) whether she is the beneficial owner of the 288,000 shares attributed to Chichester Associates later in the table.

Transfer Agent and Registrar, page 17

12. Identify the transfer agent that you have or intend to engage. We note your statement that you intend to engage an agent upon filing this registration statement.

Description of Business, page 18

13. Please disclose the material terms of the June 2012 share exchange agreement, including, but not limited to, the number of shares that you issued in the transaction to former owners of your four operating entities. Separately disclose the material terms of the private offering, including, but not limited to, the number of shares that you issued and the amount of consideration that you received.

Sterling Seal & Supply, Inc., page 18

14. Identify Sterling Seal's principal suppliers. See Item 101((h)(4)(v) of Regulation S-K.

15. Please revise your disclosure to explain what distinguishes the products that you maintain in your warehouse from those that you obtain after contacting your Chinese suppliers following customer acceptance of a quote, as described on page 19. We note disclosure on page 20 under "Competition and Competitive Strengths" that you distribute to local markets across the United States within two (2) days; however, this would not seem possible with respect to products that you must first order from vendors in China, then ship to customers after customers have accepted your quote.

ADDR Properties, LLC, page 19

16. Clarify in the last sentence whether total rent received from the ADDR Property is $3,550 per month or per year.

Competition and Our Competitive Strengths, page 20

17. Provide the basis for the statement that "Rubber is an inexpensive raw material." Please also expand your disclosure to explain why a supplier must import from China in order to compete in the United States.

Description of Property, page 21

18. Advise what consideration you have given to filing as exhibits to the registration statement the rental agreements of ADDR's property in Cliffwood Beach, New Jersey to four tenants. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 23

19. We note the phrase "within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934" in the first paragraph. Since Sterling is a penny stock issuer, Sterling is ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act, and delete the phrase. Alternatively, disclose that Sterling is ineligible to rely on the safe harbor provision because it is a penny stock issuer.

Results of Operations, page 23

20. Please revise both your annual and interim MD&A to provide substantive explanations for changes in your operating expenses, specifically your general and administrative expenses, between periods. Please ensure that your explanations provide as much detail as possible. For example, if you are addressing an increase in salaries as a reason for higher general and administrative expenses, please attempt to

quantify the extent to which the increase is due to higher headcount as compared to higher salaries and/or bonuses.

Liquidity and Capital Resources, page 25

21. Please refer to Item 303(a)(1) of Regulation S-K and revise your discussion of changes in cash flows as follows:

- Ensure that the amounts you present correspond to the amounts presented in your financial statements. For example, you state that operating activities provided $154,003 in 2011; however, your cash flow statement on page F-11 shows net cash provided by operating activities of $100,142 for the year ended December 31, 2011.

- Provide substantive explanations for changes in operating, investing, and financing cash flows. Where multiple factors affected changes in cash flows, please quantify and discuss each factor separately. For example, your current discussion does not address changes in cash flow used by investing activities. Additionally, your discussion of changes in financing cash flow quantifies the changes without providing any explanation of the reasons for the changes.

Critical Accounting Policies and Estimates, page 26

22. Please review this section and revise as necessary to make changes applicable to your business. For example, on page 26, your revenue recognition policy makes reference to advance resort ticket sales and sales of television airtime which do not seem to apply to your business. Additionally, your stock based compensation disclosure indicates that you have a short history of issuing options. However, your financial statements make no reference to the issuance of any stock options. These are not the only examples of disclosures which may need to be revised in response to this comment. Please review your filing carefully and make changes as deemed necessary throughout your filing.

Recent Accounting Pronouncements, page 27

23. On pages 27 through 29, you have two different sections titled "recent accounting pronouncements" and three different sections titled "off balance sheet arrangements." Please review this section carefully and revise as necessary to make changes applicable to your business. For example, you disclose on page 2 that, as an emerging growth company, you intend to delay the adoption of certain accounting standards until they would otherwise apply to private companies. There is no mention of such a delay in your discussion of recent accounting pronouncements.

Directors, Executive Officers, Promoters and Control Persons, page 29

24. Describe briefly the business experience during the past five years of Messrs. Scott Chichester and Fred Zink. See Item 401(e)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page 36

25. Disclosure that Sterling was incorporated in Nevada in December 2009 is inconsistent with disclosure on page 1 and elsewhere that Sterling was incorporated in Nevada on January 31, 2011. Please reconcile the disclosures.

26. For the 10,000 shares issued to Anslow & Jaclin, LPP as partial compensation for legal services on December 5, 2011 and for the 33,120,000 shares issued under the terms of equity exchange agreement on July 8, 2012, state the value of the consideration received by Sterling. See Item 701(c) of Regulation S-K.

27. Tell us why 150,000 shares of common stock issued to Delaney Equity Group for consulting services which are being registered for resale are not included in this item's disclosure.

Audited Financial Statements

General

28. Please note the updating requirements of Rule 8-08 of Regulation S-X.

29. Your disclosure on page F-1 refers to the financial statements for Sterling Consolidated Corp. However, the financial statements and audit opinion provided on pages F-2 through F-21 indicate that they are the financial statements of Sterling Seal and Supply, Inc. Since your next amendment will require you to update your interim financial statements through a date subsequent to the June 2012 share exchange agreement, please revise all of your historical financial statements so that they represent the consolidated financial statements of Sterling Consolidated Corp. Please also ensure that your auditor makes any corresponding changes to his audit report. Please also ensure that your references to the "Company" are consistent throughout your filing. Your definition on page F-7 is not consistent with your definition on page 1.

30. Please revise your audited financial statements for the years ended December 31, 2011 and 2010 to give retroactive effect to the stock split that occurred on February 1, 2012. Please also disclose that you have done so in a manner similar to your disclosure in the interim financials on page F-5. Refer to SAB Topic 4:C.

Consolidated Balance Sheet, page F-8

31. Please revise your presentation of current notes payable to distinguish between notes payable to third parties and notes payable to related parties as you have done with your long term liabilities.

Consolidated Statement of Operations, page F-9

32. Please revise to present on the face of your statement of operations the amount of revenues generated from the sale of goods separately from the amount generated from the sale of services. As a related matter, please also revise your revenue recognition accounting policy on page F-15 to clearly indicate what types of activities are included in each revenue line item presented.

Note 1 – Summary of Significant Accounting Policies, page F-12

General

33. Please disclose the types of amounts that are included in the cost of goods, cost of services, sales and marketing, and general and administrative line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the applicable cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please also disclose:

- In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

- In MD&A that your gross margins may not be comparable to those of other entities since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general and administrative, if applicable.

34. Please revise to provide the segment disclosures required by ASC 280-10-50-20 through 50-26 as appropriate.

35. We note your disclosure on page 19 that 80% of your imports are from Asia and approximately 10% of your exports are international. Please revise to address the impact of foreign currency issues on your financial statements. Please refer to ASC 830-20-45 and 830-20-50.

Principles of Consolidation, page F-12

36. Please revise both your annual and interim financial statement footnotes to disclose if ADDR, Integrity, Q5, and Sterling Seal and Supply Inc. were under common management or common control during all periods presented.

Integrity Cargo Freight Corporation, page F-12

37. Please revise to disclose how you reflect the third party transactions of Integrity and ADDR in your consolidated financial statements. For example, it is unclear if you include rental income and expenses associated with the ADDR properties as other income and expenses or within operating income on your consolidated statement of operations for the periods presented.

Property, Plant and Equipment, page F-14

38. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Revenue Recognition, page F-15

39. You disclose that for Integrity revenue is recognized when the contracted goods arrive at their destination point. Please revise to disclose if you recognize revenue on a gross or net basis and the factors that you relied upon to support your accounting treatment. Please also tell us the accounting literature that you relied upon to support your policy of using a formula to recognize a portion of revenue before the contracted goods arrive at their destination point.

Note 4 – Line of Credit, page F-19

40. Please revise your financial statements as appropriate to discuss the current status of your line of credit that was up for renewal in May 2012. Please also disclose if any of your debt agreements contain financial covenants. If your debt agreements contain covenants, please disclose both the nature of the covenant requirements and the implications if those requirements are not met.

Note 9 – Income Tax, page F-20

41. Due to the S-Corporation status of some of your businesses prior to January 1, 2012, please revise your financial statements to present pro forma tax and earnings per share data on the face of your historical audited and interim financial statements for periods prior to January 1, 2012. Additionally, please tell us why the undistributed earnings of the S-Corporation were not reclassified to additional paid-in capital as of December 31, 2011 or revise your historical financial statements accordingly. Please refer to SAB Topic 4:B. In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable. These pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period.

Note 12 – Subsequent Events, page F-21

42. Please disclose here and in the footnotes to your interim financial statements the date that Mr. Angelo DeRosa made the actual contribution of the property. If he has not yet made the actual contribution, please disclose why not and when it will be made. Please also disclose how you determined the adjusted cost basis of the contributed property as of the commitment date.

Unaudited Condensed Financial Statements

General

43. Please address the above comments in your interim financial statements as well.

44. Please revise to clearly mark all pages of your interim financial statements and related footnotes as unaudited.

Note 3 – Subsequent Events, page F-5

45. Please tell us and revise your footnotes to disclose in greater detail the terms of the share exchange agreement and your accounting for it.

46. As a related matter, when you update your interim financial statements to reflect the execution of the share exchange agreement, please include a statement of stockholders' equity for the interim period to help readers better understand the changes that occurred subsequent to December 31, 2011.

Note 4. Pro Forma Results of Business Combination, page F-5

47. On page 1, you define the "Company" as Sterling Consolidated Corp. However, on page F-6, you have one column labeled "The Company" and another labeled "Sterling Consolidated Corp." Therefore, it is unclear what you intend each of those columns to present for the periods provided. Please revise.

Exhibits

48. We note that some exhibits, including the legal opinion, are being filed by amendment. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.

Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726